Primary Business Name: BARCLAYS CAPITAL INC.   **BD Number: 19714**

BD - AMENDMENT

05/10/2019

BD - INDIRECT OWNERS

Ownership Codes:	NA - less than 5%		B - 10% but less than 25%	D - 50% but less than 75%
	A	- 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
BARCLAYS BANK PLC	FE	BARCLAYS US LLC	SOLE SHAREHOLDER	03/2016	E	Y	Y	13-4942190
BARCLAYS PLC	FE	BARCLAYS BANK PLC	SOLE SHAREHOLDER	01/1985	E	Y	Y	FOREIGN
BARCLAYS US LLC	DE	BARCLAYS GROUP US INC.	SOLE SHAREHOLDER	04/2016	E	Y	N	47-3808943